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EXHIBIT (a)(1)(xiii)

E-mail

To:	Eligible Weider Nutrition International Employees
From:	Tom Elitharp
Date:	September 27, 2002

Dear Weider Nutrition International Employee:

        On September 12, 2002, you received from Weider Nutrition International an offer for you to exchange stock options in Weider's Stock Option Exchange Program. The Stock Option Exchange Program allows you to exchange stock options that have been granted to you under Weider's 1997 Equity Participation Plan with an exercise price of $3.50 per share or higher for new options to be granted six months and one day from the date we cancel eligible options elected for exchange (the "Offer to Exchange"). The offer also contained other documents related to the offer (collectively, the "Offer Documents").

        Since filing the Offer Documents with the United States Securities and Exchange Commission (the "SEC"), we have supplemented or amended the Offer Documents in response to comments received from the SEC. These changes are reflected in the Offer to Exchange (the "Amended and Restated Offer to Exchange"), which has been filed with the SEC. You can view the Amended and Restated Offer to Exchange through your web browser at: http://weiderwise/pages/departments/human_resources.com.

        For your convenience, we are summarizing the material changes that we have made to the Offer to Exchange as set forth in the Amended and Restated Offer to Exchange:

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  We have clarified the Offer to Exchange to specify that we will be providing you a "rights letter" confirming that the eligible options that you have properly elected for exchange were cancelled, promptly after the expiration of the offer.

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  We have clarified that the conditions to our obligation to complete the exchange are set forth in the Offer to Exchange and Schedule A of the Offer to Exchange.

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  We have clarified our right to waive conditions to the Offer to Exchange by noting that if we waive any defect with respect to a particular option or option holder we will also waive such condition for all options and option holders.

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  In Section 9 entitled "Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options" we have added selected financial data of our Company.

        The principal terms and conditions of the Offer to Exchange are otherwise unchanged and the timing of the offering period remains the same.

        As stated in the Offer to Exchange, and in the Amended and Restated Offer to Exchange, you have until 5:00 p.m., pacific standard time on Thursday, October 10, 2002 to exchange your eligible options. If you have submitted your options for exchange already, please review the Amended and Restated Offer to Exchange and remember that your withdrawal rights will continue until October 10, 2002, unless we extend the offer.

        If you have any questions about the offer, please contact Tom Elitharp, Executive Vice President—Operations and Support Services, at (801) 975-5000 or you may send an e-mail to optioninfo@weider.com.

Sincerely,
Tom Elitharp

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  EXHIBIT (a)(1)(xiii)